CUSIP No. 018921106	Page 1 of 24 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ALLIANCE BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

018921106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

CUSIP No. 018921106	Page 2 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 304,841
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 304,841

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,841
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 3 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 150,479
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 150,479

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,479
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 4 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 177,413
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 177,413

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 5 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 458,720
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 458,7200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 6 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 177,413
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 177,413

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 7 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 636,133
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 636,133

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 018921106	Page 8 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 2,500
BENEFICIALLY OWNED	8	SHARED VOTING POWER 636,133
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,500
PERSON WITH:	10	SHARED DISPOSITIVE POWER 636,133

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,633
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 9 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 5,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 643,311
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 643,311

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 10 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,178
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,178

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 11 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 5,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 018921106	Page 12 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beth Lashley, Trustee of the Doris Lashley Testamentary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 5,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 018921106	Page 13 of 24 Pages

Item 1.	Security and Issuer

        The initial Schedule 13D, dated April 25, 2007, was filed with the Securities and Exchange Commission on May 4, 2007 (the “Initial Schedule 13D”). Amendment No. 1 to the Initial Schedule 13D, dated July 16, 2007, was filed with the Securities and Exchange Commission on August 6, 2007. Amendment No. 2 to the Initial Schedule 13D, dated October 16, 2007, was filed with the Securities and Exchange Commission on October 18, 2007 (“Amendment No. 2”). This Amendment No. 3 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Alliance Bancorp, Inc. of Pennsylvania (the “Company”). The address of the principal executive offices of the Company is 541 Lawrence Road, Broomall, PA 19008.

Item 2.	Identity and Background

        This Amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to this Amended Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund and Financial Edge Strategic;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•	Doris Lashley Testamentary Trust;

•	Beth Lashley, as trustee of the Doris Lashley Testamentary Trust;

CUSIP No. 018921106	Page 14 of 24 Pages

•	Richard Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC and (2) an individual;

•	Richard J. Lashley as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister; and

•	Dr. Robin Lashley, as an individual.

        (a)-(c)     This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund and Financial Edge Strategic;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer as an individual; and

(4)	shares of Common Stock held by Mr. Lashley as: (A) an individual; and (B) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley.

        The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, John Palmer, and Richard Lashley is c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of the Doris Lashley Testamentary Trust is c/o of Beth Lashley, Trustee, 2 Trinity Place, Warren, NJ 07059.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

        The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

        Beth Lashley is a certified public accountant (inactive) who is not currently employed.

CUSIP No. 018921106	Page 15 of 24 Pages

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 650,811 shares of Common Stock of the Company acquired at an aggregate cost of $6,245,146.

        The amount of funds expended by Financial Edge Fund to acquire the 304,841 shares of Common Stock it holds in its name was $2,945,400. Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by Banc of America Securities Corp. (“Banc of America”) on such firm’s usual terms and conditions.

        The amount of funds expended by Financial Edge Strategic to acquire the 150,479 shares of Common Stock it holds in its name was $1,455,453. Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by Banc of America on such firm’s usual terms and conditions.

        The amount of funds expended by Goodbody/PL LP to acquire the 177,413 shares of Common Stock it holds in its name was $1,681,496. Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by Banc of America on such firm’s usual terms and conditions.

        The amount of funds expended by Mr. Richard Lashley to acquire the 5,000 shares of Common Stock he holds in his name is $47,759. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Mr. Palmer to acquire the 1,500 shares of Common Stock he holds in his name is $14,543. Such funds were provided from Mr. Palmer’s personal funds. The amount of funds expended by Mr. Palmer’s Individual Retirement Account (IRA) to acquire the 1,000 shares of Common Stock it holds in his name is $7,580. Such funds were provided from available funds in Mr. Palmer’s IRA.

        The amount of funds expended by Dr. Robin Lashley to acquire the 2,178 shares of Common Stock she holds in her name is $20,810. Such funds were provided from Dr. Lashley’s personal funds.

CUSIP No. 018921106	Page 16 of 24 Pages

        The amount of funds expended by the Doris Lashley Testamentary Trust to acquire the 5,000 shares of Common Stock it holds in its name is $46,282. Such funds were provided from the Trust’s available funds.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America, if any, were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

        The PL Capital Group owns 650,811 shares or 9.2% of the Company, based upon the Company’s aggregate outstanding 7,088,500 shares. Alliance Mutual Holding Company (“MHC”) is the Company’s parent mutual holding company, and the Company is the stock holding company of Alliance Bank. MHC reported in a Schedule 13D filed on January 30, 2007 that it directly and beneficially owns 3,973,750 shares of Common Stock, or 56% of the outstanding shares of Common Stock. Excluding the shares of Common Stock held by MHC, PL Capital Group owns 20.9% of the remaining 3,114,750 outstanding shares of Common Stock. PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the long term value of the Common Stock.

        On October 16, 2007, Messrs. Lashley and Palmer met with the Company’s Chief Executive Officer, Dennis Cirucci, and the Company’s Executive Vice President and Chief Financial Officer, Peter Meier, at the Company’s headquarters to discuss various matters, including the need for management of the Company to improve financial performance, enhance shareholder value and design compensation and benefit plans that are tied to Company financial performance and shareholder value metrics. A copy of the presentation provided to Messrs. Cirucci and Meier is attached to Amendment No. 2 as Exhibit 2.

        On April 25, 2008, Mr. Lashley sent a letter to the Company urging the Company to meet with him as a member of the PL Capital Group to discuss the PL Capital Group’s concerns respecting the Company’s performance and steps that can be taken to improve its performance. A copy of the letter is attached to this Amended Schedule 13D as Exhibit 3.

        Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 018921106	Page 17 of 24 Pages

Item 5.	Interest in Securities of the Company

        The percentages used in this Amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as of March 14, 2008, as reported in the Company’s Form 10-K filed on March 26, 2008. In this Form 10-K, the Company reported 7,088,500 outstanding shares of Common Stock.

        The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

CUSIP No. 018921106	Page 18 of 24 Pages

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund and Financial Edge Strategic. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

CUSIP No. 018921106	Page 19 of 24 Pages

(F)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(G)	John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(H)	Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(I)	Dr. Robin Lashley

(a)-(b)	See cover page.

(d)	Dr. Lashley made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

(J)	Doris Lashley Testamentary Trust

(a)-(b)	See cover page.

(c)	The Trust made no purchases or sales of Common Stock in the past 60 days from the date this Amended Schedule 13D was filed.

CUSIP No. 018921106	Page 20 of 24 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

        Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 018921106	Page 21 of 24 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.
2	PL Capital, LLC’s Presentation to Senior Management of Alliance Bancorp, Inc. of Pennsylvania, dated October 16, 2007.*
3	Letter from Richard Lashley to Alliance Bancorp, Inc. of Pennsylvania, dated April 25, 2008.

*Previously filed.

CUSIP No. 018921106	Page 22 of 24 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 018921106	Page 23 of 24 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

DORIS LASHLEY TESTAMENTARY TRUST
By: /s/ Beth Lashley
Beth Lashley
Trustee

CUSIP No. 018921106	Page 24 of 24 Pages

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: April 28, 2008

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

DORIS LASHLEY TESTAMENTARY TRUST
By: /s/ Beth Lashley
Beth Lashley
Trustee

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley

EXHIBIT 3

April 25, 2008

Mr. William Hecht
Chairman of the Board
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, PA 19008-3599

Dear Mr. Hecht:

I am disappointed that the board of directors of Alliance has rejected my request for a meeting because it does not believe a meeting is “necessary” or “productive.”

As you know, I attended Alliance’s Annual Meeting on Wednesday the 23rd. Before the meeting began I met with you and Dennis Cirucci. I proposed that it would be more productive and appropriate for me to raise PL Capital’s concerns, comments and questions in a meeting with the full board of directors, rather than at the Annual Meeting. Both of you agreed that it would not be productive to go through PL Capital’s issues at the Annual Meeting. I informed both you and Dennis that I was going to defer my comments at the Annual Meeting in good faith and reliance that if you and Dennis (the Chairman and CEO of the Company) were not opposed to such a meeting, the full board would agree to it. Neither of you objected to that conclusion.

During the Annual Meeting I asked one question about future goals and when shareholders would likely see improved results. I deferred the long list of questions, comments and concerns that I could have raised, as promised.

Given that as a prelude, I was surprised to read your email dated April 24, in which you noted that the board does not feel such a meeting is “necessary” or would be “productive,” without providing any rationale for that conclusion. Given Alliance’s track record, one would think that the board would want to meet with its largest shareholder to better understand our concerns and have a chance to address them.

A meeting is clearly necessary for the board to understand and address the numerous issues and suggestions facing Alliance, including those contained in our October 16, 2007 presentation. In that presentation we laid out a significant number of issues and concerns, each of which are worthy of discussion, investigation and follow up. In that presentation we noted the following major observations, among other things:

•	Alliance stock has declined for the past one, three, five and ten years (measured on both a total return as well as in price).

•	Alliance’s board approved the decision to sell stock in 2006. That offering was a mistake that destroyed a significant amount of shareholder value.

•	Alternative transactions such as a full second step, a remutualization, or doing nothing, would have been preferable. (With regard to a remutualization, it is our understanding that in 2004 Alliance passed on the opportunity to potentially merge Alliance with Beneficial Mutual Savings Bank at a significant premium for Alliance’s shareholders — the merger consideration was apparently over $40.00 per share on a pre-secondary offering basis.)

The items above reflect serious concerns about the board’s and management’s tenure at Alliance for the past ten years. In the vast majority of public companies, the board and senior management responsible for such results would have already been replaced (the board would have replaced senior management and the shareholders would have voted out the directors). To simply ignore the reality of how poorly Alliance has performed year after year is a failure of corporate governance on the part of the board.

The board should be doing everything possible to understand why this has happened, and to adopt policies to remedy these results, including meeting with PL Capital or anyone else with credible concerns and more importantly, suggestions on how to recover from the past missteps. In that regard, in our presentation we suggested a number of strategies for Alliance to consider and implement in order to restore and enhance shareholder value. As we sit here six months after that presentation was delivered to the board, we have no idea whether the board rejected or agreed with our suggestions or concerns. We also have no evidence that the board has instructed management to implement any of our suggestions.

In fact, we have reason to believe that one of the most important suggestions we made was never even investigated, no less implemented (see page 19 of the presentation, regarding the opportunity to use the approximately $8 million held at the MHC to create value for Alliance, Alliance’s shareholders and depositors). This is an unusual and complicated issue. Based upon follow up conversations with management, it appears that nothing has been done to investigate this issue. Has the board focused on this important issue? Did management investigate this issue and report back to the board? If yes, what are the pros and cons of using this MHC capital more creatively? Did the board notice that one of its peers, Prudential Bancorp, recently utilized MHC capital to buy back stock? We want an opportunity to discuss this and other important issues with the board and we see no reason why the board would not want to do so as well. What is unnecessary or unproductive about a discussion of ways to improve the performance of Alliance and create shareholder value? What is the board’s role if not that? Frankly, we are perplexed as to why the board did not invite us to a meeting to discuss these issues in October or November. It appears that the board is simply ignoring the issues we raised, which may be a breach of its fiduciary duties to shareholders and a failure of leadership and accountability.

In our October 16, 2007 presentation we also asked that Alliance adopt and design compensation and benefit plans that are aligned with shareholders interests. Compensation and benefit plans are the prerogative of the compensation committee and the board, not management. Suggesting that we should meet with management instead of the board, as you did in your April 24th email, is inappropriate.

The board should also be keenly interested in PL Capital’s views on compensation and benefit plans, because as you know, PL Capital was prepared to run a proxy contest to defeat Alliance’s stock benefit plans, if such plans were put on the 2008 Annual Meeting ballot. Presumably in response to our efforts, Alliance did not put the stock benefit plans up for a shareholder vote this year. We are perplexed why the board would not want to hear first hand from PL Capital as to why we took such an extraordinary position and what actions Alliance might take to convince us to support the stock benefit plans in the future. Doesn’t the board want a chance to understand our position, or challenge us, on this issue? Does the board plan to ignore the issues we have raised regarding the benefit plans and performance, which will force us to run a proxy contest next year, and the year after and beyond? Wouldn’t it be more productive to simply talk to us? Does the board believe our issues have no merit? If so, tell us face to face why we are wrong or misinformed. We are very capable of defending our views, and also more than willing to admit when we are wrong on an issue. We wonder why the board does not have the same capacity and willingness.

Our issues are about Alliance’s performance and shareholder value, a responsibility that rests with board members as well as management. This is particularly relevant for you. As the former CEO and current Chairman, you should feel personally responsible for, and uniquely capable of addressing, our concerns as well as articulating the board’s vision for Alliance.

Given the lackluster results produced by Alliance and the numerous issues and challenges facing Alliance, we completely disagree with the board’s decision and request that the board reconsider. The board should remember that its primary responsibility is to represent shareholders, who own Alliance. To refuse to meet for an hour or two with Alliance’s largest shareholder, to discuss matters of critical importance to Alliance and its shareholders, is inappropriate. The board should welcome such an opportunity, not reject it. I look forward to hearing from you soon so that we may work this out.

Please ensure that each member of the board receives a copy of this letter. I have enclosed extra copies of this letter for that purpose.

Sincerely,

/s/ Richard Lashley
Richard Lashley
Principal

cc:	Mr. Dennis Cirucci Mr. Philip Stonier Mr. Timothy Flately Mr. Peter Meier Mr. William Cotter, Jr. Mr. John Raggi Mr. James Carr Mr. Bradley Rainer Mr. R. Cheston Woolard